Filed by Exact Sciences Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Exact Sciences Corporation

Subject Company: Genomic Health, Inc.

SEC File No.: 000-51541

Date: July 29, 2019

The following is available at www.leadingcancerdiagnostics.com:

19-15265-10 C1.1 P2

JULY 29,2019 EXACT SCIENCES AND GENOMIC HEALTH TO COMBINE, CREATING LEADING GLOBAL CANCER DIAGNOSTICS COMPANY PRESS RELEASE 19-15265-10C1.1P3

JULY 29,2019 EXACT SCIENCES TO COMBINE WITH GENOMIC HEALTH LISTEN TO WEBCAST DOWNLOAD INVESTOR PRESENTATION DOWNLOAD INFOGRAPHIC 19-15265-10C1.1P4

EXACT SCIENCES FILINGS GENOMIC HEALTH FILINGS 19-15265-10C1.1P5

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